DSM Press Release

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Heerlen (NL), 5 March 2008

DSM invests in development of bio-based materials in China

DSM Venturing, the corporate venturing unit of Royal DSM N.V., today announced that it has participated in a USD 20 million financing round in Tianjin Green Bio-Science Co., Ltd (China). The proceeds will be used to build China's largest manufacturing plant for Polyhydroxyalkanoates (PHA) in the Tianjin Economic Development Area (TEDA).

The investment is in line with DSM's ambitions to develop bio-based performance materials to meet customers' growing needs for improved performance and environmental benefits at competitive costs. PHA offers, in response to the growing market need for eco-friendly solutions, a new biorenewable polymer platform for a broad range of applications from automotive to biomedical and electronics, including multiple forms like fibers, films and foams.

In parallel with the venture investment, DSM and TGBS intend to work together to create new business in bio-based performance materials.

This investment brings the total number of current company participations of DSM Venturing to 20. Venturing forms an integral part of DSM's open innovation approach, focused on teaming up with innovative players all over the world. The company has earmarked up to EUR 200 million for venturing investments until 2012. China is one of the core regions in the global investment strategy of DSM Venturing.

Babette Pettersen, Vice President New Business Development Performance Materials of DSM, said, "*Following earlier announcements on biopolymers, this TGBS investment and intended cooperation complements our ongoing development of bio-based performance materials. This will help to meet the growing market needs for eco-friendly solutions in a range of applications. As PHA is produced through fermentation by micro-organisms, it also offers the opportunity for DSM to extend its competencies both in Life Sciences and Material Sciences to a new family of biopolymers.*"

"*The investment in Tianjin Green Bio-Science is a further confirmation of DSM's global venturing strategy, in which China is one of the core regions. Moreover, it shows the company's commitment and dedication to actively promoting China's sustainable development initiatives, as one of the important elements in building a strong business position in China,*" said Weiming Jiang, President DSM China. "*The transition from petroleum-based materials to bio-based materials is a major global trend. With our expertise in biotechnology and in performance materials DSM is excellently positioned to facilitate this transition.*"

Mr. Lu Weichuan, General Manager of Tianjin Green Bio-Science Co., Ltd. expressed full confidence in the partnership and said, "*Through years of research and development, Tianjin Green Bio-Science has reached a leadership position within China for the production, extraction, processing and application of PHA. In addition to its financial investment in this partnership, DSM will also bring its international experience in life science and materials science. This cooperation will definitely speed up our growth and production of world-class biorenewable plastic products.*"

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The plant's construction will commence in Q2 2008, and is expected to start production in early 2009. It will have an annual production capacity of 10,000 tons of PHA.

DSM – the Life Sciences and Materials Sciences Company

DSM creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

DSM Venturing

DSM Venturing is an active investor in emerging companies and Venture Capital Funds in DSM's strategic growth fields Nutrition, Pharma and Performance Materials. DSM Venturing's mission is to explore emerging markets and technologies in these strategic growth fields in order to enhance DSM's product portfolio and create value. DSM Venturing also plays an active role in the development of several new DSM business opportunities in the so-called emerging business areas Biomedical, Industrial (White) Biotechnology, Specialty Packaging and Personalized Nutrition. For more information about DSM Venturing see www.dsm-venturing.com.

About Tianjin Green Bio-Science Co., Ltd.

Tianjin Green Biosciences Co., Ltd (TGBS), located in the High-Tech Park of Tianjin University in TEDA, Tianjin, is dedicated to developing and producing biodegradable polymers and products. Research demonstrates that the PHAs TGBS developed have excellent biodegradable, processing performance and biocompatibility. Due to its special properties, the PHA could be developed for use of high value added products including high strength fiber, pressure sensitive adhesive, aqueous adhesive, human tissue engineering product, etc., as well as applications in food and commodity packaging, with the potential to substitute 50% petroleum-based plastic in application.

At present TGBS has developed based on its PHA varieties of fiber, film and lamina, and has patented its proprietary technologies and established competitive advantage. TGBS plans to build the manufacturing plant with the capacity of producing PHA 10,000 tonnes annually.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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